LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

27 August 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) ("LICB")

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad) under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 26 August 2003, Re : Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

b) Financial Results dated 26 August 2003, Re: Quarterly Report for the fourth quarter ended 30 June 2003.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 26-08-2003 06:41:31 PM
Reference No LI-030826-AB92F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of the shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Seventy-Third Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

Secretary

26 AUG 2003

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION on 26-08-2003 06:43:36 PM
Submitted by LION INDUSTRIES CORPORATION on 26-08-2003 07:00:55 PM
Reference No LI-030826-AE9FB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD (Formerly known as LION LAND BERHAD)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-06-2003**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Financial Year End** : **30-06-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB.XL LICB-A1.XL LICB-A2a.doc LICB-A2b.doc

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

Secretary

26 AUG 2003

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-06-2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30-06-2003	30-06-2002	30-06-2003	30-06-2002

		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	743,241	475,419	1,993,859	1,459,299
2	Profit/(loss) before tax	32,983	-142,194	119,796	-195,824
3	Profit/(loss) after tax and minority interest	-16,390	-136,199	70,939	-191,767
4	Net profit/(loss) for the period	-16,390	-136,199	70,939	-191,767
5	Basic earnings/(loss) per share (sen)	-2.41	-30.60	13.56	-43.09
6	Dividend per share (sen)	0.50	0.10	0.50	0.10

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.1700	0.7100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-06-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-06-2002 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-06-2003 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-06-2002 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	85,526	26,025	131,051	85,631
2	Gross interest income	8,246	0	27,232	55,804
3	Gross interest expense	45,160	48,352	133,905	158,558

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as Lion Land Berhad)

Secretary

2 6 AUG 2003

LION INDUSTRIES CORPORATION BERHAD

(Formerly known as LION LAND BERHAD) (415-D)

(Incorporated in Malaysia)

Interim Report for the Fourth Quarter Ended 30 June 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2002 RM'000	CURRENT YEAR TO DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
Revenue		743,241	475,419	1,993,859	1,459,299
Operating expenses		(660,292)	(519,684)	(1,866,316)	(1,444,749)
Other operating income		2,577	70,290	3,508	71,081
Profit/(Loss) from operations		85,526	26,025	131,051	85,631
Finance costs		(45,160)	(48,352)	(133,905)	(158,558)
Share in results of associated companies		(2,110)	(12,094)	(9,433)	(23,176)
Income from other investments		8,246	(23,503)	27,232	55,549
Impact of Group-Wide Restructuring Scheme ("GWRS"):					
- Gain on principal waiver by creditors	4	1,618	-	127,349	-
- Restructuring expenses	4	(137)	-	(7,498)	-
- Doubtful receivables and loss in value of investments		-	(84,270)	-	(155,270)
Provision for diminution in value of quoted investments		(15,000)	-	(15,000)	-
Profit/(Loss) before taxation		32,983	(142,194)	119,796	(195,824)
Taxation	17	(42,572)	(2,738)	(46,272)	(6,458)
Profit/(Loss) after taxation		(9,589)	(144,932)	73,524	(202,282)
Minority interests		(6,801)	8,733	(2,585)	10,515
Net profit/(loss) for the period		(16,390)	(136,199)	70,939	(191,767)
Earnings/(Loss) per share (sen):	25				
- Basic		(2.41)	(30.60)	13.56	(43.09)
- Fully diluted		-	-	-	-

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		2,796,375	1,262,264
Investment properties		335,513	189,000
Forest concessions		322,524	-
Plantation development expenditure		133,075	-
Property development projects		99,875	153,162
Investment in associated companies		104,133	60,327
Long term investments		396,806	81,981
Deferred tax asset		33,000	-
Intangible assets		406,851	190,831
Current assets:			
- Inventories		647,083	304,501
- Short term investments		31,478	-
- Property development projects		22,506	17,758
- Amount due by contract customers		9,195	3,764
- Trade receivables		345,852	259,393
- Other receivables, deposits and prepayments		550,408	245,730
- Amount owing by related companies		-	1,285,053
- Deposits, cash and bank balances		375,434	111,009
		1,981,956	2,227,208
Current liabilities:			
- Trade payables		279,550	231,583
- Other payables		787,074	1,057,922
- Amount due to contract customers		4,345	1,037
- Amount owing to related companies		-	142,855
- Short term borrowings	21	452,137	1,959,327
- Bonds and USD Debts	21	184,536	-
- Tax liabilities		66,279	44,617
		1,773,921	3,437,341
Net current assets / (liabilities)		208,035	(1,210,133)
		4,836,187	727,432
Share capital		679,235	593,380
Reserves		1,199,640	20,649
Shareholders' funds		1,878,875	614,029
Minority interests		838,425	25,399
Long term borrowings	21	1,584,703	43,230
Bonds and USD Debts	21	332,187	-
Deferred tax liabilities		64,228	40,941
Deferred payables		137,769	3,833
		4,836,187	727,432
(RM)		2.17	0.71

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

2003	Note	Share Capital RM'000	Share Premium RM'000	Reserve on Consolidation RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002:							
- As previously reported		593,380	515,190	-	121,699	(586,626)	643,643
- Prior year adjustments	1	-	-	-	(3,134)	(26,480)	(29,614)
- Restated balances		593,380	515,190	-	118,565	(613,106)	614,029
Implementation of the restructuring scheme:							
- Capital reconstruction		(148,345)	-	-	-	148,345	-
- Issue of new ordinary shares pursuant to arrangement with creditors		234,200	-	-	-	-	234,200
- Reserve arising from acquisition of subsidiary companies		-	-	974,784	-	-	974,784
Amortisation of reserve on consolidation		-	-	(13,970)	-	-	(13,970)
Transfer from income statement		-	-	-	56,870	(56,870)	-
Currency translation differences		-	-	-	(680)	-	(680)
Dividend paid for the financial year ended 30 June 2002	7	-	-	-	-	(427)	(427)
Net profit for the financial year		-	-	-	-	70,939	70,939
Balance at 30 June 2003		679,235	515,190	960,814	174,755	(451,119)	1,878,875

2002	Note	Share Capital RM'000	Share Premium RM'000	Reserve on Consolidation RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2001:							
- As previously reported		593,380	515,190	-	123,227	(394,432)	837,365
- Prior year adjustments	1	-	-	-	(3,134)	(26,480)	(29,614)
- Restated balances		593,380	515,190	-	120,093	(420,912)	807,751
Currency translation differences		-	-	-	(1,528)	-	(1,528)
Dividend paid for the financial year ended 30 June 2001		-	-	-	-	(427)	(427)
Net loss for the financial year		-	-	-	-	(191,767)	(191,767)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		119,796	(195,824)
Adjustments for:			
Non-cash items (mainly impact of GWRS and depreciation)		(12,898)	174,830
Non-operating items (mainly finance costs)		116,360	125,907
Operating profit before changes in working capital		223,258	104,913
Changes in working capital:			
Net changes in current assets		(105,127)	(205,968)
Net changes in current liabilities		37,589	152,827
Others (mainly tax paid)		(37,756)	(9,382)
		117,964	42,390
INVESTING ACTIVITIES			
Cash flow from acquisition of subsidiary companies		226,194	-
Proceeds from disposal of investments		15,865	-
Others (mainly purchase/disposal of property, plant and equipment)		(27,272)	6,893
		214,787	6,893
FINANCING ACTIVITIES			
Dividend paid to shareholders	7	(427)	(427)
Bank borrowings (include conversion of overdraft to Bonds/term loans)		120,077	(43,021)
Redemption/repayment of Bonds and USD Debts (inclusive of upfront cash payment)		(32,038)	-
Others (mainly interest paid)		(73,164)	(27,444)
		14,448	(70,892)
Net changes in cash & cash equivalents		347,199	(21,609)
Effects of exchange rate changes		-	64
Cash & cash equivalents at beginning of the period		(48,936)	(27,391)
Cash & cash equivalents at end of the period		298,263	(48,936)

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date except for the adoption of new MASB 25 "Income Taxes" which has been applied retrospectively and the effects of the new accounting policy on the financial statements are shown below:

	As previously reported	Effects of change	As restated
For the financial year ended 30 June 2002:	RM'000	RM'000	RM'000
Provision for deferred tax liabilities:			
- Other reserves (revaluation reserve)	121,699	(3,134)	118,565
- Accumulated losses	(586,626)	(26,480)	(613,106)
- Deferred tax liabilities	11,327	29,614	40,941

2. Qualification of audit report

There were no qualifications on audit report of the preceding audited financial statements. However, the auditors drew attention to the financial position of the Group and of the Company and the proposed restructuring scheme involving the Group's and the Company's debts and the rationalisation of the Group structure ("GWRS"). The proposed GWRS has been implemented in the previous quarter.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Timber extraction is normally reduced during the wet weather seasons between October and February; and
b) Brewery division in China normally records higher sales during the summer period between June and September quarters.

4. Unusual items

Other than the implementation of the GWRS in the previous quarter, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

6. Debt and equity securities

Pursuant to the implementation of the GWRS in the previous quarter, the issuance of debt and equity securities for the financial year-to-date are as follows:

For the quarter ended 31 March 2003, the issued and paid-up share capital of the Company has increased from RM593,380,035 divided into 593,380,035 ordinary shares of RM1.00 each to RM679,235,465 divided into 679,235,465 ordinary shares of RM1.00 each. The change of the issued and paid-up share capital of the Company resulted from the following:

1) a capital reduction of RM0.25 in each existing issued and fully paid-up ordinary share of RM1.00 in the Company;
2) the issuance of 1 new ordinary share of RM0.75 at par for cash;
3) a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each thereby consolidating 593,380,036 ordinary shares of RM0.75 each into 445,035,027 ordinary shares of RM1.00 each; and
4) the issuance of 234,200,438 ordinary shares of RM1.00 each at par as part of the settlement of debts.

In addition, the Group has also issued RM352 million in present value of RM denominated bonds ("Bonds") and USD43 million in present value of USD denominated consolidated and rescheduled debts ("USD Debts") as part of the settlement of debts.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter. For the financial year-to-date, a first and final dividend of 0.1 sen per share, less tax, amounting to RM0.43 million in respect of the previous financial year ended 30 June 2002 was paid by the Group.

8. Segmental reporting

The Group's segmental report for the financial year-to-date are as follows:

	Total Sales RM'000	**Inter-Segment Sales** RM'000	**External Sales** RM'000	**Segment Results** RM'000
Steel operations	1,541,325	(8,300)	1,533,025	123,497
Timber extraction and pulp & paper **	91,944	-	91,944	594
Beverage **	203,174	-	203,174	13,723
Property and construction	77,792	(3,145)	74,647	19,159
Building materials and consumables **	55,358	-	55,358	2,049
Others	35,711	-	35,711	(24,728)
	2,005,304	(11,445)	1,993,859	134,294
Finance costs				(133,905)
Unallocated income (net of cost)				23,989
Share in results of associated companies				(9,433)
[illegible] gain on principal waiver and restructuring expenses				119,851

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

1) Completion of the acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, on 10 September 2002; and
2) Completion of the following proposals on 14 March 2003:
   a) Acquisition of 83.70% equity interest in Lion Forest Industries Berhad (formerly known as Posim Berhad) ("Lion Forest") by the Company and AMSB;
   b) Acquisition of 59.47% equity interest in Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad) ("Lion Diversified") by the Company and AMSB;
   c) Disposal of the entire 25% equity interest in Avenel Sdn Bhd by the Company; and
   d) Disposal of 100% equity interest in Lion Plaza Sdn Bhd by the Company.

The effect of the above disposals is not disclosed as it is not material to the Group.

The effect of the above acquisitions for the financial year-to-date are as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	30/6/2003	30/6/2002
	RM'000	RM'000
Revenue	367,675	-
Profit/(loss) before taxation	23,580	-
Net profit/(loss) for the period	8,156	-

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
	30/6/2003	30/6/2002
	RM'000	RM'000
Non-current assets	2,516,114	-
Current assets	1,062,498	-
Current and deferred liabilities	(968,313)	-
Net assets	2,610,299	-
Minority interests	(817,234)	-

12. **Changes in contingent liabilities or contingent assets**

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company of RM191 million was crystallised upon implementation of the GWRS.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed of RM10.6 million was also settled as part of the implementation of the GWRS.

The contingent liabilities for Lion Forest, a subsidiary company acquired in the previous quarter, remained at RM313 million which relates to legal claims in respect of the termination of contracts for the extraction and sales of timber.

13. **Review of performance**

For the 12 months ended 30 June 2003, a higher revenue was recorded by the Group as compared to the preceding year corresponding period. The encouraging performance was contributed mainly by the newly acquired operations in the Timber and Beverage Divisions upon implementation of the GWRS.

Coupled with the improvement in the Steel Division, a higher operating profit was reported for the current financial year.

14. **Comparison with the preceding quarter's results**

Following the implementation of the GWRS in March 2003, the consolidation of the full 3 months' operational results in the current quarter for the newly acquired subsidiaries, namely Lion Forest and Lion Diversified, have contributed to the improvement in revenue.

After experiencing low contribution from these two group of companies in the previous quarter due to the shutdown of the paper plant for annual maintenance and the seasonal low demand for beer consumption in China, a better set of results were registered in the current quarter.

The performance of our Steel Division continues to improve in the current quarter with a higher revenue and profit.

15. **Prospects**

With the completion of the GWRS in the current financial year, the Group will be in a stronger financial position to focus on its core businesses. Hence, barring unforeseen circumstances, the Board expects its profitability to improve.

16. **Profit forecast / profit guaranteed**

The Group registered a net profit of RM71 million for the financial year ended 30 June 2003, as compared to the forecast net profit of RM74 million as disclosed in the Circular dated 9 January 2003, resulting in a variance of RM3 million or 4%.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2002 RM'000	CURRENT YEAR TO DATE 30/6/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2002 RM'000
In respect of current period:				
- income tax:				
- Malaysia	4,275	(510)	7,506	3,290
- Overseas	2,642	-	3,012	-
- deferred tax	15,000	(21)	14,973	(79)
	21,917	(531)	25,491	3,211
In respect of prior years:				
- income tax	20,051	3,229	20,177	3,242
Associated companies	604	40	604	5
	42,572	2,738	46,272	6,458

The taxation charged for the Group for the current quarter reflects effective tax rate which is higher than the statutory tax rate due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group.

The taxation charged for the Group for the current financial year-to-date reflects effective tax rate which is lower than the statutory tax rate due mainly to certain income which are not taxable.

18. Unquoted investments and/or properties

Except for the disposals pursuant to the GWRS, there were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows:

	RM'000
Total purchases	8
Total disposals	6,813
Total profit/(loss) on disposals	(3,442)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	150,469
At book value	135,469
At market value	36,907

20. Status of corporate proposals

No.	Date of Announcement	Subject	Status
1.	11.7.2001, 29.1.2003 and 3.7.2003	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd currently held by the Company from 29.6.2001 to 28.12.2003.	The approval of the shareholders of the Company was obtained on 3.7.2003.
2.	9.6.2003	Proposed financing by AMSB, a 99% owned subsidiary of the Company, to borrow up to RM100 million from Sabah Forest Industries Sdn Bhd, a 97.78% subsidiary of Lion Forest, which is in turn an 83.7% subsidiary of the Company.	Pending approvals of: a) shareholders of the Company and Lion Forest; b) AMSB lenders; and c) any other relevant authorities, if required.

The status of corporate proposals of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank Borrowings			
Secured	380,715	1,578,531	1,959,246
Unsecured	71,422	6,172	77,594
	452,137	1,584,703	2,036,840
Bonds and USD Debts			
Secured	85,548	-	85,548
Unsecured	98,988	332,187	431,175
	184,536	332,187	516,723
	636,673	1,916,890	2,553,563

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,367,798
- US Dollar	280,775	1,066,945
- Chinese Renminbi	258,924	118,820
		2,553,563

23. Changes in material litigations

The litigation brought by Affin Merchant Bank Berhad for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility was settled pursuant to the implementation of the GWRS.

The material litigations of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

24. Dividend

The Board of Directors is recommending the payment of a first and final dividend of 0.5% less 28% taxation:

(a) i. Amount per share : 0.5 sen (less 28% taxation);
   ii. Previous corresponding year : 0.1 sen per share (less 28% taxation) amounting to RM0.4 million; and
   iii. Total dividend for the current financial year : RM2.4 million (net);

(b) Date payable : To be announced at a later date; and

(c) The date of entitlement to dividend will be announced later.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 679.2 million and 523.1 million for the current year quarter and financial year-to-date, respectively (2002 : 445.0 million), after adjusting for the capital reconstruction.

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer Appendix 1.

ii) Status of the issues affecting the joint-venture operations in China ("Items of Concern")

Please refer Appendix 2.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Proposed Divestment Programme
Interim Report for the Fourth Quarter Ended 30 June 2003

(i) Status of the Proposed Divestments

Stages of the Assets to be Divested	Proposed Divestment Programme (Per GWRS)	Completed Before December 2002	Subsequent to December 2002				
			Concluded Sales	Amount Received/to be Received (Jan-Dec 03)			
				Proceeds Received in		Projected	Projected
			Total	Current Qtr	Current YTD	to Dec 03	Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	-	-	-
Listed shares in financial services company	2.5	-	2.5	2.5	2.5	-	2.5
	33.8						
By December 2003							
Shares in unlisted companies, industrial land, office block and shoplots in Parade and shopping centre	174.3	-	11.0	-	-	174.3	174.3
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	-	-	-	-	-	-
By December 2005							
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-
Total	541.2	31.4	13.5	2.5	2.5	174.3	176.8

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem / repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transactions completed during the quarter are as follows:

a) The disposal of listed shares in financial services company:
   - The gross and net divestment proceeds are RM2.5 million; and
   - All the proceeds have been received in the current quarter.

b) The disposal of office block:
   - The gross and net divestment proceeds are RM11 million and RM10 million respectively; and
   - All the proceeds have been received in July 2003.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received will be used to redeem / repay the Bonds and USD Debts.

Appendix 2(a)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD (FORMERLY KNOWN AS LION LAND BERHAD) ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expect to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, [illegible]	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June [illegible]

Appendix 2(b)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	26 December 2001	Approval from the Ministry of Foreign Trade and Economic Corporation for the restructuring was obtained on 28 July 2003. Pending procurement of business licence to complete restructuring.
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	7 December 2001	Awaiting for approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	3 December 2001	Awaiting for approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
		Xian Lucky King Parkson Plaza Co Ltd (ACB Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February, 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co's Articles of Association.
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (ACB Group's equity holding : 51%)	The Management of ACB Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The LUR certificate has been issued and the JV Co. is in the process of procuring the registration of the same in the JV Co's name.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
3.	Shortfall in capital to be contributed by the ACB Group	Mianyang Fulin Parkson Plaza Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The ACB Group has injected the payment for the Shortfall on 21 October, 2002. The JV Co. expect to procure the capital verification from the certified auditor by 31 December, 2003.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against loss due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	The Management of ACB Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the ACB Group to issue a letter to state that the SHC shall compensate the ACB Group for any damages suffered in the event the SHC fails to procure the transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	The Management of ACB Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate ACB Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building, authorised CWE to lease the building to the JV Co.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 18 August 2003
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to ACB Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	The Management of ACB Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 31 December 2003. The Management of the ACB Group is considering of requesting DTP to provide other security in lieu of the pledge.

Note:

* ACB Group contributed Rmb9,000,000 of the registered capital of Rmb15,000,000 of this co-operative joint-venture and is entitled to 70% of the profit of the joint-venture.